SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		61,466,302	0.1781	0.0933
Shares	Preferred		297,111,122	0.9467	0.4509
Transactions in the Month
Securities/ Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Sell	03	43,000	930.39	40,066.77
Shares	Preferred	Direct with the Company	Sell	03	6,000,000	930.39	5,582,340.00
Shares	Preferred	Direct with the Company	Sell	10	16,620	902.72	15,003.21
Shares	Preferred	Direct with the Company	Sell	20	300,000	879.89	263,967.00
Shares	Common	Direct with the Company	Buy	19	1,351,918	421.55	569,901.03
Shares	Common	Direct with the Company	Buy	19	143,122	421.55	60,333.12
Shares	Preferred	Direct with the Company	Buy	19	6,759,591	421.55	2,849,505.60
Shares	Preferred	Direct with the Company	Buy	19	715,613	421.55	301,666.88
End Balance
Securities/ Derivatives	Securities Characteristics(2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,961,342	0.1824	0.0956
Shares	Preferred	298,226,706	0.9503	0.4526

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		30,587,696,615	88.6392	46.4206
Shares	Preferred		12,268,042,824	39.0897	18.6183
Transactions in the Month
Securities/ Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy
Shares	Common	Bradesco	Buy	6	880,000	808	711,040.00
Shares	Common	Bradesco	Buy	6	600,000	808.5	485,100.00
Shares	Common	Bradesco	Buy	6	130,000	808.85	105,150.50
Shares	Common	Bradesco	Buy	6	540,000	809.01	436,865.40
Shares	Common	Bradesco	Buy	6	20,000	809.31	16,186.20
Shares	Common	Bradesco	Buy	6	600,000	809.99	485,994.00
Shares	Common	Bradesco	Buy	6	17,260,000	810	13,980,600.00
Shares	Common	Bradesco	Buy	6	100,000	811.5	81,150.00
Shares	Common	Bradesco	Buy	7	3,660,000	800	2,928,000.00
Shares	Common	Bradesco	Buy	10	3,230,000	800	2,584,000.00
Shares	Common	Bradesco	Buy	12	90,000	800	72,000.00
Shares	Common	Bradesco	Buy	13	10,000	789	7,890.00
Shares	Common	Bradesco	Buy	13	800,000	789.9	631,920.00
Shares	Common	Bradesco	Buy	13	1,600,000	790	1,264,000.00
Shares	Common	Bradesco	Buy	13	70,000	791	55,370.00
Shares	Common	Bradesco	Buy	13	1,070,000	792	847,440.00
Shares	Common	Bradesco	Buy	13	60,000	792.5	47,550.00
Shares	Common	Bradesco	Buy	13	600,000	793	475,800.00
Shares	Common	Bradesco	Buy	13	730,000	794.2	579,766.00
Shares	Common	Bradesco	Buy	13	3,650,000	795	2,901,750.00
Shares	Common	Bradesco	Buy	13	1,550,000	795.15	1,232,482.50
Shares	Common	Bradesco	Buy	14	380,000	768.5	292,030.00
Shares	Common	Bradesco	Buy	14	20,000	770	15,400.00
Shares	Common	Bradesco	Buy	14	140,000	770.01	107,801.40
Shares	Common	Bradesco	Buy	14	120,000	771.66	92,599.20
Shares	Common	Bradesco	Buy	14	300,000	775	232,500.00
Shares	Common	Bradesco	Buy	14	40,000	777	31,080.00
Shares	Common	Bradesco	Buy	17	10,000	768.61	7,686.10
Shares	Common	Bradesco	Buy	17	660,000	769	507,540.00
Shares	Common	Bradesco	Buy	18	50,000	769.99	38,499.50
Shares	Common	Bradesco	Buy	18	150,000	770	115,500.00
Shares	Common	Bradesco	Buy	18	150,000	774	116,100.00
Shares	Common	Direct with the Company	Buy	19	2,581,544	421.55	1,088,249.86
Shares	Preferred	Direct with the Company	Buy	19	12,907,722	421.55	5,441,250.14
End Balance
Securities/ Derivatives	Securities Characteristics(2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,632,375,099	88.7614	46.4882
Shares	Preferred	12,278,552,956	39.1262	18.6341

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	% Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.